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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 19988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Associates Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N. LaSalle Street, Suite 500
(No. and Street)

Chicago	IL	60602-3790
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Herman (312) 621-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, 9th Floor,	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Associates Securities L.P., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

OFFICIAL SEAL
SARAH E. GRIMM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2013

Signature

CFO and Treasurer of
Title
Harris Associates Inc.
General Partner

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report of internal controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harris Associates Securities L.P.
Index
December 31, 2011

Page(s)



Report of Independent Auditors

To the Partners of
Harris Associates Securities L.P.

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Harris Associates Securities L.P. ("HASLP") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of HASLP's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

HASLP is a majority owned subsidiary of Harris Associates L.P. ("HALP") and, as disclosed in the footnotes to the financial statements, has extensive transactions and relationships with HALP. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2012

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Harris Associates Securities L.P.
Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	533,377
Prepaid Expenses		37,327
Total assets	$	570,704
Liabilities and Partners' Capital		
Liabilities		
Payable to limited partner	$	63,733
Professional Fees Payable		27,900
Total liabilities		91,633
Partners' capital		479,071
Total liabilities and partners' capital	$	570,704

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Income
Year Ended December 31, 2011

Revenues		
Interest Income	$	240
Total revenues		240
Expenses		
Administrative fees to limited partner	$	754,657
Other expenses		104,400
Total expenses		859,057
Net loss	$	(858,817)

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2011

	General Partner	Limited Partner	Total
Capital, December 31, 2010	$ 3,380	$ 334,508	$ 337,888
Capital Contributions	10,000	990,000	1,000,000
Net loss	(8,588)	(850,229)	(858,817)
Capital, December 31, 2011	$ 4,792	$ 474,279	$ 479,071

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (858,817)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in other assets	6,338
Decrease in receivable from limited partner	2,500
Increase in payable to limited partner	2,868
Increase in accounts payable and accrued expenses	1,933
Net cash used in operating activities	(845,178)
Cash flows from investing activities	
Decrease in investments	174,839
Net cash provided by investing activities	174,839
Cash flows from financing activities	
Capital contributions	1,000,000
Net cash provided by financing activities	1,000,000
Net increase in cash	329,661
Cash	
Beginning of year	203,716
End of year	$ 533,377

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Global Asset Management L.P. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of The Oakmark Funds. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

Income Taxes
HASLP is not subject to federal or state taxes on its income. The partners will be required to report on their income tax return their proportionate share of the items of income and deductions. As of December 31, 2011, HASLP has evaluated its tax positions and determined it was not required to book a liability for uncertain tax positions. If HASLP was to incur penalties and interest, such expenses would be classified as a component of income tax expense in the accompanying statement of income.

Although HASLP is not subject to federal income taxes, HASLP files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, HASLP is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2011, the open tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2008 forward.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Parties

HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses.

3. Net Capital Requirements

HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At December 31, 2011, HASLP had net capital of $346,744 and a minimum net capital requirement of $6,109. The ratio of aggregate indebtedness to net capital was .26 to 1.

4. Exemption from SEC Rule 15c3-3

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities.

5. Commitment and Contingencies

In the normal course of business, HASLP enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. HASLP's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

6. Subsequent Events

HASLP has evaluated the events and transactions that have occurred through February 23, 2012, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures.



SUPPLEMENTAL SCHEDULES

Harris Associates Securities L.P.
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2011 — Schedule I

Net capital		
Partners' capital qualified for net capital		$ 479,071
Deductions and/or charges		
Broker's blanket bond excess deductible		95,000
Non-allowable assets		37,327
Net capital		$ 346,744
Total aggregate indebtedness		$ 91,633
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 6,109
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 6,109
Excess net capital (net capital, less net capital requirement)		$ 340,635
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$ 337,581
Ratio: Aggregate indebtedness to net capital		.26 to 1

The above information is in agreement in all material respects with the unaudited FOCUS Report, Part IIA, filed by HASLP on January 23, 2012.

Harris Associates Securities L.P.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2011 **Schedule II**

HASLP's transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities. Accordingly, HASLP claims exemption from SEC Rule 15c3-3 based on (k)(1)(a) of the Rule.

The above information is in agreement in all material respects with the unaudited FOCUS Report, Part IIA, filed by HASLP on January 23, 2012.



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Partners of Harris Associates Securities L.P.

In planning and performing our audit of the financial statements of Harris Associates Securities L.P. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

PricewaterhouseCoopers LLP, One North Wacker Drive, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2012